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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVANS & SUTHERLAND COMPUTER CORPORATION
(Name of Subject Company)

EVANS & SUTHERLAND COMPUTER CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

299096107
(CUSIP Number of Class of Securities)

Jonathan A. Shaw
Chief Executive Officer
770 Komas Drive
Salt Lake City, Utah 84108
(801) 588-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:
Jeffrey M. Jones
Kevin R. Pinegar
Durham Jones & Pinegar, P.C.
111 South Main Street, Suite 2400
Salt Lake City, Utah 84111
(801) 415-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

        (a)   Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Evans & Sutherland Computer Corporation, a Utah corporation. The principal executive offices of E&S are located at 770 Komas Drive, Salt Lake City, Utah 84108 and our telephone number is (801) 588-1000. In this Statement, the terms "we," "us," "our," "Company" and "E&S" refer to Evans & Sutherland Computer Corporation.

        (b)   Securities.    The title of the class of equity securities to which this Statement relates is the common stock of E&S, par value $0.20 per share ("Shares"). As of February 9, 2020, there were (i) 11,482,516 Shares issued and outstanding, and (ii) 1,591,600 Shares subject to issuance pursuant to outstanding options to acquire Shares ("Options"). The Shares trade on the OTC-Markets' Open Market or Pink (www.otcmarkets.com) under the symbol "ESCC."

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address.    The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in "Item 1. Subject Company Information—Name and Address" above. Our website is www.es.com. The website and the information on or available through the website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

        (b)   Tender Offer.    This Statement relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 27, 2020 (together with any amendments and supplements thereto, the "Schedule TO") by Elevate Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of Elevate Entertainment Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding Shares of the Company at a price of $1.19 per share (the "Offer Price"), to be paid net to the seller in cash, without interest thereon and subject to any applicable withholding for taxes, on the terms and subject to the conditions specified in the Offer to Purchase dated February 27, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer").

        The Offer to Purchase and Letter of Transmittal are being mailed to our shareholders together with this Statement and are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and incorporated herein by reference.

        The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of February 9, 2020 (as it may be amended, modified or supplemented from time to time, the "Merger Agreement"), among the Company, Parent and Purchaser, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Utah Revised Business Corporation Act (the "URBCA") and other applicable law, Purchaser will merge with and into E&S (the "Merger"), with E&S continuing as the surviving corporation in the Merger (the "Surviving Corporation") and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), the Shares not tendered pursuant to the Offer (other than Shares (i) held by the Company (or in the Company's treasury); (ii) owned by Parent, Purchaser, or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of Purchaser, immediately prior to the Effective Time; (iii) tendered and irrevocably accepted for purchase in the Offer; or (iv) held by any shareholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Part 13 under the URBCA, and who, as of the Effective Time, has neither effectively withdrawn nor lost such shareholders' rights to appraisal and payment under the URBCA with respect to such Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest thereon (the "Merger Consideration"), and subject to any applicable withholding for taxes. Upon the Effective Time, E&S will cease to be a publicly traded company and will become indirectly wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Contemplated Transactions." A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement also provides that, at the Effective Time, the vested portion (including any portion that pursuant to the applicable Company equity incentive plan or its terms becomes vested solely as a result of the Contemplated Transactions) of each Option that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right of the former holder of each such Option to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess of (a) the Merger Consideration over (b) the exercise price per Share subject to such Option, less applicable withholding taxes, subject to such former holder's execution of a Compensatory Award Agreement (as defined below). Notwithstanding the foregoing, with respect to any Option that has a per share exercise price equal to or greater than the Merger Consideration, or that remains unvested as of immediately prior to the Effective Time, such Option shall be canceled without consideration. For more information regarding the treatment of Options, see the information in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Options."

        The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly after the Expiration Date (as defined below), Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Date (the time of such acceptance, the "Offer Acceptance Time"). Pursuant to the Merger Agreement, the consummation of the Merger will take place on a date to be specified by the Company, Parent and Purchaser, which will be no later than the second business day after the satisfaction or waiver of each of the conditions to the Merger (including the condition that Purchaser will have accepted for payment and paid for Shares validly tendered (and not validly withdrawn) pursuant to the Offer) or at such other date and time as the Company, Parent and Purchaser agree in writing.

        The Schedule TO indicates that each of the foregoing conditions is for the sole benefit of Parent and Purchaser and may be asserted by them regardless of the circumstances giving rise to any such conditions or may be waived by Parent or Purchaser in their reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer.

        According to the Schedule TO, the Offer will expire at midnight, Eastern Time, at the end of the scheduled Expiration Date of the Offer (March 25, 2020), subject to extension in certain circumstances as required or permitted by the Merger Agreement (as so extended, if applicable, the "Expiration Date").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

        As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. The telephone number of each is (214) 301-4250.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement (including the exhibits, annexes hereto and any information incorporated herein by reference), to our knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

  (a)
  Arrangements with Directors and Executive Officers of the Company.

Interests of Certain Persons

        In considering the recommendation of our board of directors (the "Board") to tender Shares in the Offer, shareholders should be aware that our executive officers, members of our Board and their affiliates may be deemed to have interests in the Offer, the Merger and the other Contemplated Transactions that are different from, or in addition to, the interests of our shareholders, generally. These interests may create potential conflicts of interest. Among others, those interests include: (i) accelerated vesting and cash settlement of outstanding Options in connection with the Merger; (ii) receipt of a Transaction Bonus (as defined below); (iii) receipt of a Retention Bonus (as defined below); (iv) receipt of an Amendment to Employment Agreement (as defined below); and (v) indemnification rights and benefits. Our Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Contemplated Transactions, as more fully discussed below in this "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

Executive Officers and Directors

        Our executive officers and directors as of February 9, 2020, are as follows:

Name	Position
Jonathan A. Shaw	Chief Executive Officer, Director
Paul L. Dailey	Executive Vice President, Chief Financial Officer and Corporate Secretary
Kirk D. Johnson	President and Chief Operating Officer
Dr. E. Michael Campbell	Director
L. Tim Pierce	Chairman, Director
William Schneider	Director
William E. Stringham	Director

Outstanding Shares Held by Directors and Executive Officers

        If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of E&S. The following table sets forth the number of Shares beneficially owned as of February 9, 2020, by each of our named executive officers and directors. Additional information regarding the aggregate cash consideration that each of our named executive officers and directors would receive for their Shares, including Options held by them, is provided below under "Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards—Table of Equity Related Payments."

 Beneficial Ownership of Directors and Named Executive Officers

Name and Position	Shares Beneficially Owned Number(1)	Percent(2)
Jonathan Shaw, Chief Executive Officer and Director(3)	370,328	3.1%
L. Tim Pierce, Director, Chairman of the Board(4)	180,762	1.6%
Dr. E. Michael Campbell, Director(5)	54,999	*
William Schneider, Director(6)	54,999	*
William E. Stringham. Director(7)	39,999	*
Paul L. Dailey, Executive Vice President, Chief Financial Officer and Corporate Secretary(8)	357,313	3%
Kirk Johnson, President and Chief Operating Officer(9)	316,667	2.7%

All directors and executive officers as a group—7 persons	1,375,067	10.9%

(1)
The number of Shares beneficially owned by each person or group as of February 9, 2020, includes Shares such person or group had the right to acquire on or within 60 days after such date, including but not limited to, upon the exercise of Options. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, the shareholder named in the table has sole voting power and sole dispositive power with respect to the Shares set forth opposite such shareholder's name.

(2)
For each person and group included in the table, percentage ownership is calculated by dividing the number of Shares beneficially owned by such person or group as described above by the sum of the 11,482,516 Shares outstanding on February 9, 2020 and the number of Shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of Options.

(3)
Amount indicated includes 311,667 Shares issuable pursuant to exercise of Options held by Mr. Shaw.

(4)
Amount indicated includes 64,999 Shares issuable pursuant to exercise of Options held by Mr. Pierce.

(5)
All Shares indicated are issuable pursuant to exercise of Options held by Mr. Campbell.

(6)
All Shares indicated are issuable pursuant to exercise of Options held by Mr. Schneider.

(7)
All Shares indicated are issuable pursuant to exercise of Options held by Mr. Stringham.

(8)
Amount indicated includes 289,667 Shares issuable pursuant to exercise of Options held by Mr. Dailey.

(9)
Amount indicated includes 291,667 Shares issuable upon exercise of Options held by Mr. Johnson.

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards

        Consideration for Shares.    If our executive officers and directors were to tender their Shares for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as our other shareholders. As of February 9, 2020, our directors and executive officers owned in the aggregate 267,070 Shares. The table below under "—Table of Equity-Related Payments" summarizes the amounts to be paid to our directors and executive officers if they were to tender and not withdraw all of those Shares held by them as of February 9, 2020 pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

        Treatment of Options.    The Merger Agreement provides that, at the Effective Time, the vested portion (including any portion that pursuant to the applicable Company equity incentive plan or its terms becomes vested solely as a result of the Contemplated Transactions) of each Option that is outstanding immediately prior to the Effective Time and that has a per share exercise price less than the Merger Consideration, whether held by our executive offers and directors or other employees (each, a "Cashed Out Compensatory Award") shall, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of any such Cashed Out Compensatory Award shall have the right to receive an amount (a "Compensatory Award Payment") in cash equal to the product of (i) the aggregate number of Shares subject to such Cashed Out

Compensatory Award immediately prior to the Effective Time and (ii) the Merger Consideration, less any per share exercise price of such Cashed Out Compensatory Award immediately prior to such cancellation, payable without interest. Notwithstanding the foregoing, with respect to (a) any Option that has a per share exercise price equal to or greater than the Merger Consideration and (b) the unvested portion of each Option that is outstanding immediately prior to the Effective Time, in each case, such Option or unvested portion shall be cancelled and extinguished immediately prior to the Effective Time for no consideration and the holder thereof shall cease to have any rights with respect thereto. The Merger Agreement further provides that the right of a former holder of a Cashed Out Compensatory Award to receive their respective Compensatory Award Payment is subject to such holder's execution of a Compensatory Award Termination Agreement, the form of which is filed with this Statement as Exhibit (e)(20) and by this reference incorporated herein. The outstanding Options issued by the Company (including those held by our executive officers and directors) under the our 2004 Stock Incentive Plan and 2014 Stock Incentive Plan are subject to accelerated vesting upon a "change in control" of the Company (as such term is defined in the applicable equity incentive plan). Following the Effective Time, no former holder of Options, participant in any equity incentive or other benefit plan of the Company, or individual party to an employment agreement will have a right to acquire an equity interest, phantom equity interest or stock appreciation right in the Company, its subsidiaries or the Surviving Corporation. See "—Table of Equity Related Payments" below for additional information. Copies of our 2004 Stock Incentive Plan and 2014 Stock Incentive Plan and the forms of Option award agreements under such plans are attached hereto as Exhibits (e)(21), (e)(22), (e)(23) and (e)(24), respectively, and by this reference made a part hereof.

        Table of Equity-Related Payments.    The table below sets forth the approximate amount of the Compensatory Award Payments and Aggregate Cash Consideration that each of our current directors and executive officers is entitled to receive (before deduction of any applicable withholding for taxes) for their Shares in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that: (i) the Effective Time occurred on February 9, 2020, (ii) each individual receives the full Compensatory Award Payment for all of the individual's Cashed Out Compensatory Awards (which includes all Options with a per share exercise price below the Offer Price); and (iii) no additional Options are granted to such individual.

        Since December 29, 2019 (the period commencing 60 days prior to the filing of this Statement), (i) none of our executive officers or directors have exercised their Options, and (ii) none of our executive officers or directors have sold any Shares received upon the exercise of Options.

Name	Shares of Common Stock (#)	Cash Consideration for Common Stock ($)(1)	Shares Subject to Cashed Out Compensatory Awards (#)(2)	Cash Consideration for Cashed Out Compensatory Awards ($)(3)	Aggregate Cash Consideration ($)
Non-Employee Directors
L. Tim Pierce	115,763	$137,758	65,000	$41,965	$179,723
E. Michael Campbell	0	—	55,000	$30,365	$30,365
William Schneider	0	—	55,000	$30,365	$30,365
William E. Stringham	0	—	40,000	$7,350	$7,350
Executive Officers
Jonathan Shaw*	58,661	$69,807	340,000	$179,518	$249,324
Paul L. Dailey	67,646	$80,499	245,000	$155,406	$235,904
Kirk Johnson	25,000	$29,750	315,000	$169,993	$199,743

*
Both a director and an executive officer.

(1)
Calculated based on (i) the number of owned Shares, multiplied by (ii) the Offer Price.

(2)
Number shown is the number of Shares subject to Cashed Out Compensatory Awards.

(3)
Calculated based on (i) the number of Shares subject to Cashed Out Compensatory Awards, multiplied by (ii) the difference between the Offer Price and the per Share exercise price of such Cashed Out Compensatory Awards.

        Executive Employment Agreements.    In connection with the Merger, on February 9, 2020, we entered into an amendment ("Amendment to Employment Agreement") to the existing executive employment agreements ("Executive Employment Agreements") with each of our key executives, Chief Executive Officer Jonathan Shaw, Executive Vice President and Chief Financial Officer Paul L. Dailey, and President and Chief Operating Officer Kirk Johnson. Each Amendment to Employment Agreement amended certain provisions of the related Executive Employment Agreement, including provisions relating to payments in connection with termination of the key executive's employment. Each Amendment to Employment Agreement is effective upon the Effective Date of the Merger, as defined in the Merger Agreement (the "Amendment Effective Date").

        The Amendment to Employment Agreement also provides that each key executive will be paid a retention bonus in the amount of $40,000 per quarter, payable quarterly in arrears for a 24-month period (the "Retention Bonus"), with the first Retention Bonus payment to be paid on the payroll following the first three-month period following the Amendment Effective Date. The Amendment to Employment Agreement further provides that the total aggregate amount payable in respect of each key executive's Retention Bonus shall, less applicable withholdings, not exceed $320,000 (inclusive of any severance right, as described below) and that the Company's obligation to pay each key executive's Retention Bonus may be terminated by mutual consent of the Company and the applicable key executive upon signing a new employment agreement. The full amount of each Retention Bonus is included in the table below following the discussion of "Transaction Bonus Agreements" below.

        Pursuant to the Amendment to Employment Agreement, in the event of a key executive's termination of employment by the Company without Cause or as a result of the key executive's death or Disability, subject to the key executive's execution and non-revocation of a general release of claims in the form attached to the Amendment to Employment Agreement and continued compliance with all restrictive covenants to which the key executive is subject, the key executive will receive: (i) severance payments equal to six months base salary at the time of termination, payable over six months following the termination date; (ii) payment of the premiums to continue group health insurance under COBRA during the six-month severance period; and (iii) the Retention Bonus payments that would have been earned had employment continued for an additional six months beyond the termination date. The terms "Cause," and "Disability" are defined in the Executive Employment Agreements. The Amendment to Employment Agreement provides, further, that in the event the key executive voluntarily resigns his employment with the Company for any reason, he will (a) provide the Company with 60 days' written notice (and the Company may, in its sole discretion, elect to waive all or any part of such notice period and accept the key executive's resignation at an earlier date) and (b) receive his base salary and employee benefits through the date of termination and the Retention Bonus payments through the date of the written notice of resignation.

        In the event that any of these key executive officers whose agreements include the severance provisions discussed above were to experience a qualifying termination event as provided for under the Amendment to Employment Agreement immediately following the Effective Time (and assuming the Effective Time occurred on February 9, 2020), then such terminated key executive officer would receive the severance compensation under the Amendment to Employment Agreement indicated in the table following the discussion of "Transaction Bonus Agreements" below.

        Transaction Bonus Agreements.    On February 9, 2020, in connection with the Merger Agreement and the Contemplated Transactions thereunder, including the Merger, the Company entered into Transaction Bonus Agreements with our key executive officers, Messrs. Shaw, Dailey and Johnson. These agreements provide that, subject to certain conditions and contingent upon the consummation of the Merger, each of these key executive officers will receive a cash payment of $75,000 (the "Transaction Bonus"), less applicable tax withholdings. In consideration of the Transaction Bonus, each executive waived any right to trigger severance on account of the executive's resignation for Good Reason (as defined in the existing Executive Employment Agreements, prior to the Amendment Effective Date) on account of changes to his duties and responsibilities or otherwise in connection with the Contemplated Transactions.

        The Retention Bonus, Transaction Bonus and Severance Payments for Messrs. Shaw, Dailey and Johnson are listed in the table below:

Name of Executive Officer	Retention Bonus	Transaction Bonus	Severance Payments(1)
Jonathan Shaw	$320,000	$75,000	$171,600
Paul L. Dailey	$320,000	$75,000	$160,773
Kirk D. Johnson	$320,000	$75,000	$170,554

(1)
Severance payments include base salary and COBRA payments during the six-month severance period in accordance with the applicable Executive Employment Agreement.

        The above descriptions of the treatment of Shares and Options, the Compensatory Award Agreements, Amendments to Employment Agreement and the Transaction Bonus Agreements do not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of such other agreements and the Merger Agreement, which such other agreements are attached as Exhibits (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11) and (e)(20) to this Statement and are incorporated herein by reference.

        See "Item 8. Additional Information—Golden Parachute Compensation" below (which is incorporated into this "Item 3. Past Contacts, Transactions, Negotiations and Agreements" by reference) for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to our named executive officers in connection with the Offer and the completion of the Merger.

        Certain Employee Matters.    The Merger Agreement provides that for a period of 12 months following the Effective Time (the "Continuation Period"), each employee of the Company or its subsidiaries (each, an "Acquired Entity") who remains employed following the closing of the Merger, including our key executive officers (each, a "Continuing Employee"), will be provided with annual base salary or base wages, target cash incentive opportunities and employee benefits (excluding equity or equity-based benefits) that, in the aggregate, are substantially comparable to the annual base salary or base wages, target cash incentive opportunities and employee benefits (excluding equity or equity-based benefits) provided to such Continuing Employee immediately prior to the Effective Time. In addition, each Continuing Employee will, as of the Effective Time, receive full credit for service with any Acquired Entity prior to the Effective Time for purposes of eligibility to participate, vesting and vacation entitlement under the employee benefit plans, programs and policies of Parent or the Surviving Corporation in which such Continuing Employee becomes a participant (excluding, for the avoidance of doubt, any equity awards or incentives granted after the Effective Time) to the same extent such service was recognized by any Acquired Entity immediately prior to the Effective Time under the analogous employee benefit plan of the applicable Acquired Entity; provided, however, that no credit will be provided that would result in the duplication of any benefits for the same period of service. Parent's obligations with respect to the employee benefit matters are for the sole benefit of the Company and do not create any rights for any Continuing Employees, including any rights to any continued employment with Parent or any of its affiliates, or restrict in any way the right of the Company or its affiliates to terminate the services of any Continuing Employee.

        Future Arrangements.    As of the date of this Statement, no compensation arrangements between the key executives and Parent and/or its affiliates have been established with the Surviving Corporation.

Director Compensation

        Non-employee members of our Board receive cash and equity compensation under the terms of our non-employee director compensation policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer of the Company will receive the compensation described below for service on our Board.

        Mr. Pierce, our Chairman of the Board, receives an $8,000 retainer for each quarter served as Chairman, plus $1,000 for each Board meeting attended. Each of our other non-employee directors receives a $6,000 retainer for each quarter plus $1,000 for each Board meeting attended. There is no separate compensation for committee participation generally. Each non-employee director when first appointed or elected to the Board receives, as of the date of such appointment or election, an Option to purchase up to 10,000 Shares. In addition, on the first day of each fiscal year thereafter, each non-employee director then serving as a director receives an Option to purchase up to 10,000 Shares; provided, however, the director compensation plan provides that in no event shall any non-employee director be granted additional Options if the total number of Shares issuable under Options previously granted to such non-employee director equals or exceeds 100,000 Shares. The exercise price for Options granted to non-employee directors is equal to 110% of the fair market value of our Shares as of the date of grant. The Options have a term of 10 years and become exercisable in three annual installments on the first, second and third anniversaries of the date of the grant. However, each such Option expires upon the Board member's termination for cause or willful termination from the Board; expires 90 days after the Board member's termination from the Board by the Company if not for cause; and each Option becomes fully vested and exercisable until the expiration date of such Option as a result of retirement from the Board. Upon formation of the special committee (the "Negotiating Committee") in connection with the Board's consideration of the Offer and the Merger, the Board determined that members of the Negotiating Committee would be paid an additional fee of $1,000 per meeting for their service on the Committee. See "Item 4. The Solicitation or Recommendation—Background of Offer and Merger," for more information.

        Outstanding Options held by our non-employee directors will vest and settle in connection with the Merger, as described above under "—Treatment of Stock Options."

Director and Officer Exculpation; Indemnification; Directors' and Officers' Insurance

Under Utah Law and the Company's Charter Documents

        Under Part 9 of the URBCA, a corporation may indemnify its current and former directors, officers employees and other agents made party to any proceeding because of their relationship to the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and reasonably believed his or her conduct to be in the corporation's best interests, and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The URBCA also permits a corporation to indemnify its directors, officers, employees and other agents in connection with the proceeding by or in the right of the corporation to procure a judgment in its favor by reasons of the fact that the person is such an agent of the corporation, against expenses actually and reasonably incurred by such persons in connection with the proceeding. The URBCA prohibits the indemnification of a director, officer, employee or agent in connection with the proceeding by or in the right of the corporation in which the director, officer, employee or agent was adjudged liable to the corporation, or in connection with any other proceeding in which the director, officer, employee or agent is adjudged liable on the basis that the agent derived an improper personal benefit.

        Our articles of incorporation, as amended (the "Articles of Incorporation"), and amended and restated bylaws (the "Bylaws" and, together with the Articles of Incorporation the "Charter Documents"), permit indemnification of all persons whom it has the power to indemnify to the fullest extent legally permissible under the URBCA.

        The URBCA permits a corporation to advance expenses incurred by a director, officer, employee or agent who is a party to a proceeding in advance of final disposition of the proceeding if that persons provides: (i) a written affirmation of his good faith belief that he acted in good faith, in the corporation's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful; (ii) a written undertaking by or on behalf of that person to repay the advance if it is ultimately determined that such person's conduct did not meet the statutory standard required for indemnification; and (iii) the corporation determines under the facts then known that indemnification would not be precluded.

        The Charter Documents require that we indemnify our directors and officers to the fullest extent permitted by applicable law, including without limitation the provisions of Part 9 of the URCBA. Without limiting the foregoing, the Bylaws require that we indemnify the directors and officers in all cases in which a corporation may indemnify a director under §902 of the URBCA. The Bylaws also provide that we will indemnify and advance expenses to our officers, employees, fiduciaries and agents to the same extent as our directors.

        The Charter Documents limit the liability of our directors and officers to the Company and shareholders for monetary damages for breach of their fiduciary duty, except for liability that cannot be eliminated under the URBCA. Accordingly, directors and officers will not be personally liable for monetary damages for breach of their fiduciary duty, except for liabilities (i) for any breach of the duty of loyalty to the Company or shareholders, and (ii) for acts or omissions not in good faith or which involve gross negligence, willful misconduct or intentional infliction of harm on the Company or the shareholders.

        Indemnification rights under the URBCA are not exclusive. Accordingly, our Bylaws specifically permit the Company to indemnify our officers, employees, fiduciaries and other agents pursuant to an agreement, a provision in the Articles of Incorporation, or an action of the Board, any or all of which may provide indemnification rights broader than those currently available under the Utah indemnification statutes. Our Charter Documents also provide that we may purchase insurance on behalf of those persons.

        In addition, we have entered into indemnification agreements with each of Jonathan Shaw, Paul Dailey and Kirk Johnson, our key executive officers, as well as our non-employee directors Dr. E. Michael Campbell, L. Tim Pierce, William Schneider and William E. Stringham (the "Indemnification Agreements"). Each Indemnification Agreement contains additional indemnification and contribution provisions in favor of these officers and directors. The form of the Indemnification Agreements is filed with this Statement as Exhibit (e)(12) and by this reference made a part hereof.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws, which are filed as Exhibits (e)(13), (e)(14) , (e)(15), (e)(16), (e)(17), (e)(18), and (e)(19) to this Statement and are incorporated by reference herein.

Under the Merger Agreement

        Section 6.5 of the Merger Agreement requires the Surviving Corporation to continue to fulfill and honor in all respects from the Effective Time until the sixth anniversary of the Effective Time, all rights to indemnification by the Company existing in favor of those persons who were prior to, or who are as of, the Effective Time, directors or officers of the Company for their acts and omissions occurring prior to the Effective Time, pursuant to the Charter Documents.

        Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors' and officers' liability insurance and fiduciary liability insurance covering the persons currently covered by our existing directors' and officers' and fiduciary liability insurance policies (the "Existing D&O Policy") in an amount and scope not less than the existing coverage and having terms not less favorable to such persons as the Existing D&O Policy; provided, however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the aggregate annual premium (the "Maximum Amount") of the Existing D&O Policy, and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of the foregoing, the Company may, at its option, purchase a pre-paid "tail" directors' and officers' liability insurance policy and fiduciary liability insurance policy in an amount not less than the existing coverage and with other terms not less favorable than Existing D&O Policy (with the maximum aggregate cost of such policy in respect of any one policy year not to be in excess of the Existing D&O Policy).

        The rights of the directors and officers to advancement, exculpation and indemnification (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party, his heirs and representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

        The Merger Agreement provides that we, and our Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the disposition and cancellation or deemed disposition and cancellation of Shares and the Options in the Contemplated Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

        On the date of the Merger Agreement, the compensation committee of our Board (the "Compensation Committee") approved, as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that were effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and agreed to take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Additionally, the Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the Compensation Committee will similarly approve, as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

        (b)   Arrangements with Purchaser, Parent, and Certain of Their Affiliates.

Merger Agreement

        On February 9, 2020, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase "—The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase "—The Merger Agreement; Other Agreements"

are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

        The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide shareholders of the Company with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by us to Parent and Purchaser and representations and warranties made to us by Parent and Purchaser. The inclusion of the Merger Agreement and the summary of the Merger Agreement is not intended to modify or supplement any factual disclosures about the Company in the public reports we filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule (the "Disclosure Schedule") provided by the Company in connection with the Merger Agreement. The confidential Disclosure Schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

        The Company's shareholders are not third-party beneficiaries of the Merger Agreement and they should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

        The Company and Mirasol Capital, LLC, a Delaware limited liability company and an affiliate of Parent ("Mirasol Capital"), entered into that certain Mutual Non-Disclosure Agreement dated as of October 21, 2019 (the "Non-Disclosure Agreement"), in connection with Mirasol Capital's consideration of a possible transaction with the Company. Under the terms of the Non-Disclosure Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two years from the date of the Non-Disclosure Agreement.

        The foregoing summary and description of the Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

        On October 21, 2019, the Company and Mirasol Capital entered into a letter agreement with respect to exclusivity (the "Exclusivity Agreement") pursuant to which, in connection with discussions regarding a possible transaction between the Company and Mirasol Capital and the requirement to expend the time and effort to evaluate such transaction, the Company and Mirasol Capital agreed that, from the date of the Exclusivity Agreement through the earlier of (i) January 1, 2020 (extended to

February 28, 2020, on December 18, 2019), or (ii) the date on which Mirasol Capital advised us in writing that Mirasol Capital was terminating all negotiations regarding a possible transaction, we would not, and would ensure that our representatives would not: (a) solicit, or encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than Mirasol Capital) relating to a possible transaction; (b) participate in any discussions or negotiation or enter into any agreement with, or provide any nonpublic information to, any person or entity (other than Mirasol Capital) relating to or in connection with a possible transaction; or (c) entertain, consider or accept any proposal or offer from any person or entity (other than Mirasol Capital) relating to a possible transaction. The Exclusivity Agreement also provided that the Company and each of its representatives, as of the date thereof, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Mirasol Capital) relating to a possible acquisition.

        This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.

Tender and Support Agreements

        Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements dated as of February 9, 2020 (the "Tender and Support Agreement") with Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, L. Tim Pierce and Jonathan Shaw (each a "Supporting Shareholder"). Excluding Shares underlying Options, as of February 9, 2020, the Supporting Shareholders collectively beneficially owned, in the aggregate, 5,864,362 Shares (or approximately 51.1% of all Shares outstanding as of February 9, 2020). Including Shares which may be issued under Options which are exercisable for, or may become vested and settled in, Shares within 60 days of February 9, 2020, the Supporting Shareholders collectively beneficially owned, in the aggregate, 7,017,362 Shares as of February 9, 2020 (or approximately 55.5% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Shareholders' percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of February 9, 2020).

        The Tender and Support Agreements provide that, no later than three business days after the commencement of the Offer, each Supporting Shareholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Shareholder owns beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) and/or of record (together with any other Shares that are, after the date of the Tender and Support Agreements issued to, or otherwise acquired or owned, beneficially or of record by, each such Supporting Shareholder until the earlier to occur of the Effective Time, the termination of the Tender and Support Agreement or the termination of the Merger Agreement (the "Agreement Period"), including through the exercise of any Options, warrants, convertible or exchangeable securities or other similar instruments of the Company) (collectively, the "Subject Shares"). The Tender and Support Agreements also provide that, during the Agreement Period, the Supporting Shareholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement), and that Parent is appointed as the Supporting Shareholders' attorney-in-fact and proxy to so vote their Subject Shares.

        The foregoing summary description of the Tender and Support Agreement is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Dome Product Purchase Order

        The Company and Mirasol Capital entered into a purchase order on November 27, 2019 (the "Dome Product Purchase Order"), whereby we would design a demonstration dome for Mirasol Capital. Pursuant to the Dome Product Purchase Order, we agreed to reimburse Mirasol Capital the purchase price contemplated thereby in the event that our management or Board withdrew its support and cooperation without cause to the transactions contemplated by the Exclusivity Agreement.

        This summary of the Dome Product Purchase Order is only a summary and is qualified in its entirety by reference to the Dome Product Purchase Order, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        At a meeting of the Board held on February 9, 2020, after careful consideration and in consultation with our financial and legal advisors, the Board, among other things unanimously: (i) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the URBCA; (ii) resolved to recommend that our shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement; (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any "control share acquisition" or similar restriction set forth in any state takeover law or other applicable law; and (iv) to the extent required by the URBCA, directed that the approval of the Merger Agreement be submitted to the shareholders of the Company.

        Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

  Background of Offer and Merger.

        The Board, together with senior management, regularly reviews our performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen our business and enhance value for our shareholders. These reviews and evaluations have included analyzing our strategy as a standalone company and potential opportunities for business combinations, strategic partnerships, mergers and acquisitions and other financial and strategic alternatives. From time to time, we have received inbound inquiries from, and have held discussions with, third parties regarding the possibility of pursuing partnerships or other strategic transactions.

        The terms of the Merger Agreement are the result of extensive arm's-length negotiations among our management team and the management team of Mirasol Capital (as defined below), Parent and Purchaser, as well as our respective legal and financial representatives.

        Mirasol Capital, LLC, a Delaware limited liability company ("Mirasol Capital") was formed as the private equity and venture arm of Stephen T. Winn's family office, with a primary focus on real estate and technology-related investments. In February of 2020, Mirasol Capital formed Parent and Purchaser in order to facilitate the acquisition the Company.

        In early December 2018, one of our sales representatives met at the office of Mr. Stephen T. Winn, the sole manager of Mirasol Capital, in Texas to make a presentation to Mr. Winn about our dome products.

        In mid-January 2019, Kirk Johnson, our Chief Operating Officer and President, with one of our sales representatives, met with Mr. Winn and other representatives of Mirasol Capital in Texas to continue the discussion regarding the possible use of our products.

        On or about March 22, 2019, other representatives of Mirasol Capital visited our Salt Lake City, Utah facility to learn more about our dome and display products.

        In April 2019, Mirasol Capital contacted Spitz, Inc., our wholly owned subsidiary ("Spitz"), to discuss the purchase of a dome product for a location in Dallas, Texas (the "Dome Product"). Spitz advised Mirasol Capital's representatives that Spitz would be interested in providing the Dome Product, and that the nearest prototype of the product was located in China.

        In May 2019, other representatives of Mirasol Capital traveled to China and met with Mr. Johnson and certain of our technical and sales representatives to tour the facility of our contract manufacturer and participate in a demonstration of our dome products.

        On June 10, 2019, we provided a price quote to Mr. Winn, Mr. Jeb Terry, Managing Director of Mirasol Capital and other representatives of Mirasol Capital for the Dome Product, which we proposed to build at our Salt Lake City, Utah facility, and subject to the completion and approval by Mirasol Capital, agreed that the Dome Product could be re-assembled in Dallas, Texas. Following a review of the price quote in mid-June 2019, Mr. Winn, Mr. Terry and other representatives of Mirasol Capital discussed with our representatives the logistics and timing of building the Dome Product prototype.

        On or about June 18, 2019, Mr. Winn, Mr. Terry and other representatives of Mirasol Capital visited our offices in Salt Lake City, Utah to further evaluate our products. In a meeting with Mr. Johnson, Mr. Winn and Mr. Terry expressed Mirasol Capital's interest in making an investment in the Company in order to provide additional capital to support potential plans for a significant development and deployment of our products.

        On June 25, 2019, Mr. Jonathan Shaw, our Chief Executive Officer, Mr. Johnson and Mr. Paul Dailey, our Chief Financial Officer, participated in a telephone conference call with Mr. Winn, Mr. Terry and other representatives of Mirasol Capital to discuss improving our capitalization to support development and deployment of the Dome Product, our obligations to the Pension Benefit Guaranty Corporation (the "PBGC") and other matters regarding our financial position.

        On June 27, 2019, Mr. Johnson met with Mr. Winn and other representatives of Mirasol Capital in Salt Lake City, Utah for additional discussions regarding our products.

        On July 11, 2019, Mr. Winn and Mr. Terry met with Mr. Shaw and Mr. Johnson, and some of our management personnel and toured our Salt Lake City, Utah headquarters and facilities for a further demonstration of our products.

        On July 25, 2019, Mr. Terry traveled to China with Mr. Johnson to tour the contract manufacturing facility and participate in a demonstration of our products.

        On August 6, 2019, Mr. Terry visited our offices in Chadds Ford, Pennsylvania to tour that facility.

        On or about August 8, 2019, Mr. Shaw and Mr. Dailey participated in a telephonic meeting with Mr. Winn to continue the discussion about a potential investment in the Company related to our products.

        On August 14, 2019, we provided certain historical financial information about the Company to Mirasol Capital that included information that was also eventually used by Boenning & Scattergood, Inc. ("Boenning") in its financial analysis.

        On August 16, 2019, Mr. Shaw received a letter dated August 15, 2019, from Mr. Terry containing a non-binding indication of interest (the "Initial Proposal") proposing potential investment options ranging from an equity investment by Mirasol Capital and its affiliates to an acquisition by Mirasol Capital of 100% of our outstanding Shares. Prior to receiving the Initial Proposal from Mirasol Capital on August 15, 2019, we were was not actively seeking a potential buyer.

        On August 22, 2019, at a regularly scheduled quarterly Board meeting (the "August 22 Meeting"), the Board considered the Initial Proposal. The Board invited our executive officers to discuss Mirasol Capital's interest in our dome products, including Mirasol Capital's active diligence regarding those products, and the several previous meetings and discussions that had taken place between our representatives and management, and representatives of Mirasol Capital. The Board considered the alternative proposals set forth in the Initial Proposal and appointed a negotiating committee (the "Negotiating Committee") to lead the discussions with Mirasol Capital concerning the Initial Proposal to provide greater flexibility and more easily facilitate communication in examining and pursuing the potential transaction on behalf of the Board. Members of the Board appointed to the Negotiating Committee were Board Chairman Tim Pierce and director Ned Stringham. The Board also discussed the advisability of engaging a financial advisor to advise the Negotiating Committee and the Board regarding the Initial Proposal, as well as any future offers or potential transactions involving Mirasol Capital or third party alternatives available to us, if any, for the sale of the Company or its assets. The Board determined it would consider several potential financial advisors that had previously assisted us.

        On August 28, 2019, the Negotiating Committee formally advised Mirasol Capital in writing that the Board was not interested in pursuing an investment by Mirasol Capital or its affiliates in the Company, but would entertain discussions concerning a potential acquisition of the Company. The letter further advised that, if Mirasol Capital submitted alternative terms, the Board would engage an investment banking firm and other advisors to evaluate such terms.

        On August 30, 2019, Mirasol Capital submitted to the Board a revised non-binding indication of interest (the "August 30th Proposal") in which it proposed an all-cash transaction at a price per Share of $1.10 for all outstanding Shares of the Company.

        On September 3, 2019, the Negotiating Committee, with representatives of Durham Jones & Pinegar, P.C. ("DJP"), our legal advisors, and Boenning in attendance, held a telephonic meeting to consider the August 30th Proposal. The Negotiating Committee and management interviewed representatives of Boenning to act as the Board's financial advisor. Boenning representatives discussed their prior experience assisting public companies in responding to unsolicited offers, including the diligence and evaluation process concerning the subject company's stock price performance and financial performance. They also advised the Committee that neither Boenning nor any affiliate of Boenning had another client who was interested in the outcome of a potential transaction between the Company and Mr. Winn, Mirasol Capital or any of their respective affiliates, was a lender to, or investor in, any entity affiliated with Mr. Winn, Mirasol Capital or any of their respective affiliates, or possessed any material non-public information about Mr. Winn, Mirasol Capital or any of their respective affiliates that it is unable to share with the Board. The Negotiating Committee approved the engagement of Boenning on behalf of the Board as its financial advisor, and executed an engagement agreement dated September 3, 2019 (the "Boenning Engagement Agreement"). After execution of the Boenning Engagement Agreement, the Negotiating Committee requested that Boenning deliver to the Board their preliminary views regarding valuation of the Company.

        On September 4, 2019, Mr. Pierce, Chairman of the Board and a member of the Negotiating Committee, sent Mr. Terry a letter, advising him that the Board had retained Boenning, that Boenning had commenced its preliminary valuation of the Company, and that the Board would respond to the August 30th Proposal in due course.

        On September 6, 2019, Mr. Pierce telephoned Mr. Terry to confirm the Negotiating Committee's intention to respond to the August 30th Proposal in due course.

        Between September 6, 2019, and September 19, 2019, we established an electronic data room to hold diligence materials to facilitate Boenning's due diligence for its analysis, and began populating the data room with materials in response to requests made by Boenning.

        On September 19, 2019, Boenning orally reviewed with the Board its preliminary views regarding valuation and presented certain valuation methodologies available to us and discussed those methodologies that may be applicable and indicative of the fair value of our Shares. The Board also reviewed with our legal counsel and representatives of Boenning the material data and analysis presented by Boenning in its oral presentation. After considering the information presented by Boenning, the Board authorized the Negotiating Committee to request that Mirasol Capital consider increasing its offer for the outstanding Shares.

        On September 19, 2019, Mr. Pierce wrote Mr. Terry and requested that Mirasol Capital consider revising its offer upward and suggested that a call be arranged between representatives of Mirasol Capital and Boenning to discuss the Board's views as to valuation.

        On September 20, 2019, Mr. Terry, Mr. Peyton Bryant, a Director of Mirasol Capital, and representatives of Boenning held a telephonic meeting to discuss Boenning's views as to the valuation of the Company and the potential purchase price to be paid by Mirasol Capital. Later that day, Mr. Terry discussed with Mr. Dailey by telephone certain diligence items, including our PBGC liability.

        On September 27, 2019, Boenning delivered to Mr. Terry a summary of the financial projections prepared by our management and utilized by Boenning in its preliminary views regarding valuation that was presented orally to the Board.

        On October 2, 2019, the Board received a letter from Mirasol Capital (the "October 2nd Proposal") in which it offered $1.20 per Share subject to downward adjustments relating to a settlement of our obligations to the PBGC and Company transaction expenses (the "October 2nd Conditions").

        On October 2, 2019, representatives of Boenning had a telephonic meeting with Mr. Terry in which they discussed the October 2nd Proposal.

        On October 3, 2019, the Negotiating Committee held a telephonic meeting, with DJP and Boenning attending, to discuss the October 2nd Proposal. A representative of Boenning reported on Boenning's October 2, 2019 telephone conversation with Mr. Terry in which they discussed the October 2nd Proposal. Following a discussion regarding the challenges posed by the October 2nd Conditions, the Negotiating Committee requested that Boenning contact Mirasol Capital about revising the October 2nd Proposal to remove the October 2nd Conditions.

        On October 4, 2019, representatives of Boenning contacted Mr. Terry and advised him that the Board would respond to a revised proposal from Mirasol Capital at a firm price without the October 2nd Conditions, and encouraged Mirasol Capital to submit a revised proposal at a firm price.

        On October 5, 2019, Mirasol Capital sent a letter to the Company offering $1.12 per Share for 100% of the Shares without the October 2nd Conditions, but based on the information made available to Mirasol Capital at that time (the "October 5th Proposal").

        On October 7, 2019, the Negotiating Committee held a telephonic meeting, with DJP and Boenning attending, to discuss the October 5th Proposal. The Negotiating Committee determined that it would be advisable to seek input from one or two significant shareholders regarding the transaction proposed by Mirasol Capital and the October 5th Proposal. Mr. Shaw agreed to contact our largest shareholder, Peter Kellogg, regarding a possible sale of the Company as proposed in the October 5th Proposal.

        On October 9, 2019, the Negotiating Committee held a telephonic meeting, with DJP and Boenning attending, to further discuss the October 5th Proposal. Mr. Shaw reported to the Negotiating

Committee regarding an October 9, 2019 telephone conversation he had with Mr. Dailey, representatives of Boenning and Mr. Kellogg, during which Mr. Kellogg expressed general support for a transaction with Mirasol Capital valued at $14.5 million.

        On October 10, 2019, representatives of Boenning spoke with Mr. Terry and advised him that the Board would consider a transaction with a valuation of $14.5 million and that Mr. Kellogg had expressed support for a transaction at that valuation.

        On October 10, 2019, Mr. Pierce wrote Mr. Terry and advised him that the Board would agree to a transaction between the Company and Mirasol Capital for the purchase of 100% of the outstanding Shares valued at $14.5 million and that Mr. Kellogg had expressed support for a transaction at that valuation. The letter further advised that, if Mirasol Capital was willing to move forward on that valuation, the Company was prepared to negotiate exclusively with Mirasol Capital in an effort to reach a definitive agreement on a transaction. He invited Mr. Terry to submit a revised indication of interest on behalf of Mirasol Capital at that valuation.

        On October 12, 2019, the Board received a letter from Mirasol Capital in which Mirasol Capital expressed its willingness to move forward purchasing all outstanding Shares at an offer price of $1.19 per Share, valuing the Company at approximately $14.5 million (the "Final Proposal"). The letter further included a due diligence request list and draft exclusivity agreement providing for exclusive negotiations between us and Mirasol Capital.

        On October 13, 2019, the Board, with DJP and Boenning attending, held a telephonic meeting to discuss the Final Proposal. The Board discussed the terms of the Final Proposal, including the offered price, our equity market capitalization, Mirasol Capital's characterization of its offered price as its "best and final proposal," timing for diligence and negotiation of definitive agreements and related matters. The Board also discussed the terms of the exclusivity agreement that Mirasol Capital would require us to enter into prior to entering into negotiations. The Board also reviewed, with the assistance of the Boenning representatives, the valuation methodologies used by Boenning in analyzing the valuation of the Company and the material underlying assumptions, concluding that there had been no material changes in the underlying data or assumptions stated in Boenning's earlier analysis. The Negotiating Committee recommended that the Board proceed with the proposed transaction on the terms contained in the Final Proposal. The Board resolved to move forward with Mirasol Capital based on the Final Proposal at a per-Share price of $1.19 for all outstanding Shares. In connection with its decision, the Board authorized the entering into of a non-disclosure and confidentiality agreement and an exclusivity agreement, to facilitate the negotiation of the transaction and the related due diligence.

        On October 14, 2019, the Board sent a response letter to Mirasol Capital indicating that the Board was prepared to proceed with a transaction at a price of $1.19 per Share. Thereafter, representatives of DJP and Weil, Gotshal & Manges LLP ("Weil"), outside legal counsel to Mirasol Capital, began negotiating the terms of a confidentiality agreement and an exclusivity agreement.

        On October 21, 2019, Mirasol Capital and the Company executed the Non-Disclosure Agreement and the Exclusivity Agreement (the "Exclusivity Agreement"), providing for, among other things, exclusive negotiations through and including January 1, 2020 (the "Exclusivity Period"). The Exclusivity Period was extended on December 18, 2019 to February 28, 2020. Between October 22, 2019 and February 9, 2020, Mirasol Capital engaged in a due diligence evaluation of the Company, including review of information provided by us in the online data room and discussions with our management.

        From November 4 and 5, 2019, Mr. Terry and other representatives of Mirasol Capital, accompanied by Messrs. Shaw and Dailey and representatives of Boenning, toured our facilitates in Chadds Ford, Pennsylvania.

        From November 6 to 7, 2019, Mr. Terry and other representatives of Mirasol Capital, accompanied by Messrs. Shaw, Dailey and Johnson, and representatives of Boenning, toured our facilities in Salt Lake City, Utah. While touring our facilities, Mr. Shaw, at the request of Mr. Kellogg, proposed an alternative structure for the potential acquisition of the Company by Mirasol Capital, and asked Mr. Terry to discuss the alternative structure with representatives of Mr. Kellogg.

        On November 18, 2019, Mr. Terry and Mr. Bryant held a conference call with representatives of Mr. Kellogg to discuss the alternative structure.

        On November 23, 2019, Mr. Terry contacted Mr. Shaw and advised that Mirasol Capital was unwilling to move forward with the alternative structure proposed by Mr. Kellogg. Mr. Shaw contacted Mr. Kellogg and advised him of the same.

        On November 24, 2019, Mr. Kellogg contacted Mr. Shaw and confirmed that he would support the Final Proposal, whereupon Mr. Shaw contacted Mr. Terry and informed him that Mr. Kellogg would be supportive of a transaction on the terms and with the proposed structure that was contemplated in the Final Proposal.

        On November 27, 2019, Mirasol Capital entered into a purchase order with the Company, obligating us to design and build a prototype of the Dome Product. The terms of the purchase order contemplated that if our management or the Board withdrew its support and cooperation without cause to the transactions contemplated by the Exclusivity Agreement, we would refund all funds paid by Mirasol Capital under the purchase order.

        On December 2, 2019, Mr. Terry and Mr. Johnson traveled to China to tour the facility of our contract manufacturer.

        On December 12, 2019, Weil delivered an initial draft of the Merger Agreement to DJP for review and comment. The draft Merger Agreement provided for a two-step transaction, in which a newly-formed affiliate of Mirasol Capital would first commence a tender offer for all of the outstanding Shares, followed by a second step merger. The draft Merger Agreement further contemplated that Messrs. Shaw, Dailey and Johnson would need to remain employed by the Company post-closing, and that certain to-be-identified shareholders of the Company would be expected to enter into tender and support agreements at the time of signing of the Merger Agreement supporting the transaction.

        From December 12, 2019 to February 9, 2019, Weil and DJP negotiated the terms of the Merger Agreement and exchanged various drafts of the Merger Agreement.

        On January 21, 2020, Mr. Dailey delivered updated financial data and supplemental financial information as well as revised financial projections for 2020 to 2024 to Boenning for use in the preparation of its fairness opinion.

        On January 24, 2020, DJP delivered a draft transaction bonus letter to Weil, which contemplated that each of Messrs. Shaw, Dailey and Johnson would be paid a $75,000 transaction bonus (the "Transaction Bonus") contingent on their continued employment with the Company and the consummation of the contemplated transactions. On January 30, 2020, Mirasol Capital responded to the Transaction Bonus proposal by requiring that, among other things, the payment of the Transaction Bonus would be contingent on: (i) continued employment by each executive with the Company six months following the consummation of the contemplated transactions; and (ii) a waiver by each executive of the "good reason" provision of his employment agreement solely with respect to the transactions contemplated by the Merger Agreement.

        On January 30, 2020, Weil sent an initial draft of the Tender and Support Agreement to DJP.

        On January 30, 2020, the Board held a Board meeting with members of its executive management, representatives of DJP and Boenning attending. At the meeting, the Board discussed the Offer and the

Merger Agreement. DJP reviewed with the Board the material provisions of the draft Merger Agreement. Boenning made an oral presentation of its analysis of the Offer and its opinion that the Offer was fair, from a financial point of view, to the Company and the shareholders. The Board discussed the terms of the Merger Agreement and the Offer. Following discussion, the Board unanimously resolved to approve the Merger, subject to completion and the final terms of the definitive agreements.

        On February 3, 2020, DJP informed Weil that Messrs. Shaw, Dailey and Johnson were unwilling to waive the "good reason" provisions of their employment agreements unless amendments to their existing employment agreements were entered into at signing. Thereafter, with the Negotiating Committee's consent, Mr. Terry and Messrs. Shaw, Dailey and Johnson negotiated revisions to the employment agreements for Messrs. Shaw, Dailey and Johnson.

        On February 5, 2020, Mr. Terry visited our Salt Lake City, Utah facility to view simulated content on our dome systems.

        On February 8, 2020, DJP delivered the form of the Tender and Support Agreement to each of the shareholders requested by Mirasol Capital.

        Over the weekend of February 8 and February 9, 2020, Weil and DJP completed the negotiation of the Merger Agreement and the other ancillary documents, including the Tender and Support Agreements to be entered into by certain shareholders of the Company and the Amendments to Employment Agreement.

        On the evening of February 9, 2020, the Board, with DJP and Boenning attending, held a telephonic meeting. DJP reviewed the substantive changes to the draft Merger Agreement since the January 30, 2020 Board meeting. Boenning reviewed its analysis of the financial terms of the Offer and the Merger and delivered its written opinion, dated February 7, 2020, that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger Agreement was fair, from a financial point of view, to the holders of Shares. The Board then unanimously: (i) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the URBCA; (ii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement; (iii) adopted a resolution having the effect of causing the Company not to be subject to any "control share acquisition" or similar restriction set forth in any state takeover law or other applicable law; and (iv) to the extent required by the URBCA, directed that the approval of the Merger Agreement be submitted to the shareholders of the Company.

        Later in the evening of February 9, 2020, (i) the Company and each of Messrs. Shaw, Dailey and Johnson executed the transaction bonus agreements and amendments to existing employment agreements, (ii) Parent, Purchaser and certain of our shareholders executed the Tender and Support Agreements and (iii) Parent, Purchaser and the Company executed the Merger Agreement.

        On the morning of February 10, 2020, prior to the opening of trading, the Company, Parent and Purcahser issued a joint press release announcing the execution of the Merger Agreement.

        On February 27, 2020, Purchaser commenced the Offer.

Reasons for the Board's Recommendation

        In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with our senior management and legal and financial advisors. In recommending that shareholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. In addition, the Board considered several challenging circumstances facing the Company and our business prospects, as well as our past experience with strategic partnerships. Among other things, the Board considered the following:

  •
  The Board and management were aware of the limited growth opportunity for the Company without a new business line and strategy and the challenges of being a very small public company that experiences variable financial results, difficulties raising capital, a stagnant stock price, a long sales cycle in a limited market and increasing price pressure from competition.

  •
  The Board and management discussed the lack of interest, historically, from potential buyers in acquiring the Company.

  •
  Management indicated that in their more than 30 years of working at the Company there had only been one previous unsolicited offer to purchase, which was quickly withdrawn.

  •
  Other than the transactions contemplated by the Merger Agreement, we had not received bona fide offers to acquire the Company in the past decade.

  •
  We derive a majority of our revenue from a relatively small size market (the global planetarium market) which has experienced limited growth.

  •
  Our limited ability to borrow funds to support new business lines or technologies based on:

  •
  Historically uneven financial results, including multiple years of net losses;

  •
  Legacy pension-related obligations burdening cash flows; and

  •
  Reliance upon and utilization of letters of credit, foreign receivables, and percentage of completion accounting, which traditionally negatively impacts a company's borrowing capacity.

  •
  Challenges associated with raising equity capital due to:

  •
  Our nano-capitalization status;

  •
  Concentration of ownership;

  •
  Lack of liquidity; and

  •
  Valuation and existing shareholder dilution given our financial and market characteristics.

        These factors supported the view of the Board to sell the Company on the terms presented by Parent. The following is a summary of the material factors that supported this decision:

        Cash Tender Offer; Certainty of Value.    The Board considered that the Offer Price is all cash, which provides our shareholders with certainty of value of the consideration payable and the ability for our shareholders to realize an immediate value for their investment, especially when compared to the internal or external risks and uncertainties associated with the Company's standalone strategy.

        Historical Trading Prices; Premium to Market Price.    The Board considered that the Offer Price represented a 109% premium to the per Share closing price of the Shares on the OTC market on February 7, 2020, and an 87% premium to the 30-calendar day volume weighted average price ("VWAP") per Share on the OTC market.

        Arm's Length Negotiations.    The Board's belief that as a result of arm's length negotiations with Parent and Purchaser, the Company and its representatives negotiated the highest price that Parent was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to the Company, in the aggregate, to which Parent was willing to agree.

        Risks with the Business.    The Board also considered the increasingly competitive nature of the industry in which we operate, the relatively small size of the global market for our planetarium and theater product offering and the fact that we face significant competition from companies with substantially greater size, resources and ability to bundle products that are competitive with our product offerings. The Board also considered the impact that such competition has on our ability to attract new customers and retain existing customers, each as reflected in our fourth quarter 2019 operating results.

        Opinion of Financial Advisor.    The Board recognized that it received the oral opinion of Boenning on January 30, 2020, subsequently confirmed orally and in writing on February 7, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Boenning as set forth in the written opinion, that as of February 7, 2020, the consideration to be received by the shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion is attached as Annex I to this Statement. The opinion of Boenning is more fully described below under the heading "—Opinion of the Company's Financial Advisor."

        Terms of Merger Agreement.    The Board considered the terms of the Merger Agreement, including the following:

        Ability to Respond to Unsolicited Competing Acquisition Proposals.    The Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board determines in good faith such acquisition proposal either constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain requirements.

        Ability to Terminate Merger Agreement to Accept Superior Proposals with a Reasonable Termination Fee.    The Board may terminate the Merger Agreement to accept a Superior Proposal if: (i) we have complied with the terms and conditions of the Merger Agreement, including the "match right" procedures and other provisions set forth in the Merger Agreement and (ii) concurrently with such termination, we pay to Parent a termination fee of $1,020,000. The Board determined that the amount of the termination fee was reasonable and within the customary range of termination fees for transactions of this type and size, and that the termination fee would not preclude a serious and financially capable potential acquirer.

        No Financing Condition.    The representation of Parent and Purchaser that they have sufficient funds to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the fact that Parent and Purchaser's obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing.

        Appraisal Rights.    The Board recognized that statutory appraisal rights would be available to holders of the Company stock who do not tender their Shares in the Offer and otherwise comply with all required procedures under the URBCA.

        In the course of its deliberations, the Board also considered a variety of material risks and other countervailing and potentially negative factors related to entering into the Merger Agreement that had previously been identified and discussed by our management and the Board and that included:

  •
  the fact that shareholders will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company, including any appreciation in value that could be realized as a result of improvements to our operations;

  •
  the potential limitations on our pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby we agreed that we will carry on our business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of our business without the prior written consent of Parent;

  •
  the Merger Agreement precluding us from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a "match right" with respect to alternative transaction proposals;

  •
  the possibility that the Offer, the Merger and the other Contemplated Transactions might not be consummated or may be unduly delayed, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, we will have incurred significant transaction costs and our relationships with customers, partners, suppliers, employees and other third parties may be adversely affected;

  •
  the fact that upon termination of the Merger Agreement under specified circumstances, we may be required to pay Parent a termination fee of $1,020,000;

  •
  the fact that a reverse termination fee is not available to us if the Merger Agreement is terminated;

  •
  the effect of the public announcement of the Merger Agreement, including effects on our operating results and trading price of the Shares on the OTC market (including potential short-term volatility) and our ability to retain key management and attract and retain other personnel, as well as retain key customers;

  •
  the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

  •
  the possibility of litigation;

  •
  the fact that certain of our directors and executive officers have interests in the Offer and Merger that are different from, or in addition to, any interests they might have solely as a shareholder, including as a holder of Shares (the Board was made aware of and considered these interests; for more information about such interests, see the information included in "Item 3. Past Contacts, Transactions, Negotiations and Agreements");

  •
  the treatment of the consideration to be received by the holders of Shares in the Offer as taxable to the holders of Shares for U.S. federal income tax purposes; and

  •
  the risks described under the section entitled "Risk Factors" in our most recent filings on Forms 10-Q and 10-K.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in unanimously approving the Merger Agreement. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Intent to Tender

        Our executive officers, as well as certain of our significant shareholders have entered into Tender and Support Agreements, pursuant to which they have agreed to tender and not withdraw all Shares owned by them into the Offer promptly after the commencement of the Offer, subject to certain exceptions. For more information, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender & Support Agreements" above, which is incorporated herein by reference.

Opinion of the Company's Financial Advisor

        Pursuant to an engagement letter dated September 3, 2019, we retained Boenning & Scattergood, Inc. ("Boenning") as our financial advisor in connection with the proposed Merger and to evaluate the fairness, from a financial point of view, to the holders of issued and outstanding Shares, of the Merger Consideration to be received by such holders as a result of the tender offer and merger contemplated by the Merger Agreement.

        At the meeting of the Board on January 30, 2020, Boenning rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

        On February 7, 2020, Boenning confirmed its January 30, 2020 oral opinion by delivering its written opinion to the Board, dated February 7, 2020 (the "Fairness Opinion"), that, as of such date, the Merger Consideration to be paid to the holders of the Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

        The following description of the Fairness Opinion set forth in this Statement is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex I to this Statement and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion. You are urged to read the opinion in its entirety. Boenning's Fairness Opinion speaks only as of the date of the opinion. The Fairness Opinion was for the information of and addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger Consideration to be paid in the Offer and Merger and did not address any other aspect of the proposed Offer and Merger. The Fairness Opinion addressed only the fairness, from a financial point of view, of the Merger Consideration offered pursuant to the proposed Offer and Merger. It did not address the underlying business decision of the Board, the Company, or the Company's executives to engage in the proposed Offer and Merger or enter into the Merger Agreement or constitute a recommendation to the Board in connection with the Offer and Merger, and it does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Shares into the Offer or how such shareholder should vote with respect to the Merger or any other matter, nor does it constitute a recommendation as to whether or not any shareholder should enter into a voting, shareholders', affiliates' or other agreement with respect to the merger or exercise any dissenters' or appraisal rights that may be available to the shareholder.

        In arriving at its opinion, Boenning, among other things:

  •
  reviewed a draft dated February 3, 2020 of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information relating to the Company that Boenning deemed to be relevant;

  •
  Reviewed information furnished to Boenning by the Company's management and certain of its representatives and advisors, including certain internal financial analyses, budgets, projections,

    reports and other information, including the Projections described in "Item 4.—Certain Financial Projections" and "—Important Information About the Financial Projections" in this Statement;

  •
  Toured the Company's facilities in Chadds Ford, Pennsylvania on November 4 - 5, 2019 and Salt Lake City, Utah on November 6 - 7, 2019;

  •
  Held discussions with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, including recent financial performance, the terms of the proposed Merger, and related matters;

  •
  Reviewed the current and historical market price and trading volume for the Company's publicly traded common stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Boenning deemed to be relevant;

  •
  Reviewed the valuation of the Company implied by the Offer, as defined in the draft Merger Agreement;

  •
  Reviewed the valuations of publicly traded companies that Boenning deemed to have some relevancy, in certain respects, to the Company;

  •
  Reviewed the financial terms of selected acquisition transactions Boenning deemed to have some relevancy, in certain respects, to the business of the Company;

  •
  Prepared a discounted cash flow analysis of the Company on a stand-alone basis;

  •
  Reviewed the premiums paid in selected acquisition transactions of publicly traded companies; and

  •
  Conducted such other financial analyses and inquiries and considered such other information and factors as Boenning deemed appropriate.

        In conducting its review and arriving at its opinion, Boenning relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Boenning by the Company or otherwise reviewed by or for Boenning. Boenning did not independently verify any such information or its accuracy or completeness, and pursuant to its engagement letter with the Company, it did not assume any obligation to undertake any such independent verification. Boenning did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did Boenning evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to Boenning or derived therefrom, Boenning assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. Boenning expressed no view as to such analyses or forecasts or the assumptions on which they were based. Boenning also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to Boenning. Boenning also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. Boenning is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. Boenning further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger. Boenning did not conduct any valuation or appraisal of any assets or liabilities of the Company, nor were any such valuations or appraisals provided to Boenning. Boenning did not conduct any valuation or appraisals of any of the Company's intellectual property, including patents, current or pending, or other intangibles, nor were any such valuations or appraisals provided to Boenning.

        Boenning's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Boenning as of, the date of Boenning's opinion. Boenning's opinion noted that subsequent developments may affect Boenning's opinion, and that Boenning does not have any obligation to update, revise, or reaffirm such opinion. Boenning's opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of the Shares in the proposed Offer and Merger, and Boenning has expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, Boenning expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the consideration to be paid to the holders of Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

        The terms of the Merger Agreement, including the Merger Consideration, were determined through arm's length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. Boenning's opinion and financial analyses were only some of the many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board or management with respect to the proposed Offer and Merger or the Merger Consideration.

        The following is a summary of the material financial analyses prepared and reviewed with the special committee of Boenning's board in connection with its opinion, dated February 7, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Boenning, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Boenning. Boenning may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Boenning's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Boenning, the tables must be read together with the full text of each summary. Considering the data set forth in the discussion below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Boenning's analyses and the Fairness Opinion. In performing its analyses, Boenning made numerous assumptions with respect to the Company, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Merger Agreement. Boenning assumes no responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 7, 2020, and is not necessarily indicative of current market conditions. The implied per Share equity value ranges described below were based on the Company's fully diluted outstanding Shares calculated on a treasury stock method basis, taking into account outstanding Options, based on information provided by the Company.

Guideline Company Multiples

        The Company serves highly specialized and niche industry segments, primarily planetarium theaters and, to a lesser extent, large domed theaters in entertainment and amusement venues. In addition, its competitors include either similar niche private companies and/or large public and private companies with more diversified revenue streams. Due to the lack of directly comparable publicly traded companies, using publicly available information, Boenning was unable to identify any publicly traded companies that it deemed to be comparable to the Company. However, Boenning did identify 14 publicly traded companies that may have some relevancy, in certain respects, as a guideline of value ("Guideline Companies"). The Guideline Companies based on Boenning's judgment and assumptions, may offer valuation guidance based on factors, including but not necessarily limited to, general industry sector, products produced and/or distributed, and end markets and applications served. The Guideline Companies differ from the Company with respect to diversity of operations, size, historical and future profitability, historical and future growth, and risks related to product set and applications, among other things. The 14 Guideline Companies were as follows:

Barco NV	Konica Minolta, Inc.
IMAX Corporation	TOA Corporation
Daktronics, Inc.	LSI Industries Inc.
ZetaDisplay AB	Ballantyne Strong, Inc.
Nordecon AS	LightPath Technologies, Inc.
Zwahlen & Mayr SA	Boxlight Corporation
Environmental Tectonics Corporation	Trans-Lux Corporation

        Boenning compared certain trading multiples for the Guideline Companies as of February 7, 2020 as reported by S&P Capital IQ, a recognized independent market data and financial database, including:

  •
  Multiples of enterprise value ("EV"), calculated as the reported equity market capitalization plus the book value of total debt, preferred equity, and minority interest less cash and cash equivalents, as a multiple of the last-twelve-months ("LTM") revenue ("EV/Revenue") and LTM earnings before interest, taxes, and depreciation and amortization ("EBITDA") ("EV/EBITDA"); and

  •
  Multiples of closing share price ("Price") to LTM earnings per share ("E") and book value per share for the most recent quarter reported ("Book").

        The quoted price for one share of publicly traded stock theoretically reflects a minority interest. Accordingly, Boenning applied a 21.2% control premium (median one day prior premium from Boenning's Premiums Paid analysis) to the trading multiples of the Guideline Companies to estimate theoretical change-in-control multiples. These adjusted multiples were then utilized in the analysis. Boenning did not apply any downward adjustment for the larger size of certain Guideline Companies relative to the Company. The following table sets forth the first quartile, median, and third quartile multiples indicated by this analysis.

Guideline Companies
	EV/ Revenue	EV/ EBITDA	Price/ Earnings	Price/ Book
3rd Quartile	1.23x	16.70x	41.49x	2.42x
Median	0.73x	11.47x	37.92x	1.64x
1st Quartile	0.61x	9.52x	17.16x	1.11x

        Based on the Company's LTM financial results as of September 27, 2019, including a net loss for the period, EV/EBITDA and Price/Earnings multiples data were not utilized by Boenning in its analysis. Applying the foregoing range of EV/Revenue and Price/Book multiples to the Company's LTM financial results as of September 27, 2019 and utilizing the treasury method to determine the applicable fully diluted outstanding Shares for a given scenario, Boenning derived the following ranges of implied equity values per share. When converting implied enterprise values to implied equity values, Boenning included the Company's pension liabilities on its balance sheet as part of total debt.

Multiple Range	Range of Implied Equity Values Per Share
EV/Revenue	$1.11 - $2.50
Price/Book	$0.68 - $1.42

        The Merger Consideration of $1.19 per Share can be compared to the implied equity values per Share indicated by this analysis.

Guideline Transaction Analysis

        Because of the unique nature of the Company's business, Boenning did not identify any announced change-in-control merger or acquisition ("M&A") transactions with disclosed valuation data for target companies that it deemed were substantially similar to the Company and therefore relevant from a valuation perspective on a comparable basis. The comparable transactions approach is a customary technique in assessing value of a company, and the conclusion noted above left Boenning without conclusions from utilizing this approach.

Guideline Premiums Paid

        Boenning did not identify any announced change-in-control M&A transactions with disclosed premiums paid data for publicly traded target companies that it deemed were substantially similar to the Company and therefore relevant from a valuation perspective on a comparable basis. Accordingly, Boenning focused on premiums data from announced change-in-control transactions involving targets classified in the Electronic, Equipment, Instrument and Components sector (as defined by S&P Capital IQ), under which the Company's primary industry is also classified (as defined by S&P Capital IQ), or from transactions involving targets classified under one of the Company's three designated Standard Industrial Classification codes (as defined by S&P Capital IQ). Announced transactions included transactions that are still pending, closed, or canceled. Boenning further refined this broad industry data set by identifying selected transactions between January 1, 2015 and February 7, 2020 and involved target companies with market capitalizations one day prior to announcement that were less than or equal to $500 million.

        The following table sets forth the first quartile, median, and third quartile multiples indicated by this analysis.

	Guideline Premiums Paid
	# of Transactions Included	1st Quartile	Median	3rd Quartile
One Day Prior (%)	65	5.1	21.2	43.6
One Week Prior (%)	63	7.3	29.4	45.4
One Month Prior (%)	60	12.1	32.0	55.3

        Applying the foregoing range premiums paid to the Company's closing stock price for the applicable period and utilizing the treasury method to determine the applicable fully diluted outstanding Shares for a given scenario, Boenning derived the following ranges of implied equity values per Share.

Premium Basis	Applicable Company Stock Price	Range of Implied Equity Values Per Share
One Day Prior	$0.58	$0.61 - $0.83
One Week Prior	$0.57	$0.61 - $0.83
One Month Prior	$0.67	$0.75 - $1.04

        The Merger Consideration of $1.19 per Share can be compared to the implied equity values per Share indicated by this analysis.

Discounted Cash Flow Analysis

        Boenning utilized financial projections for the calendar years 2020 through 2024 that the Company's management prepared and provided to Boenning (the "Projections") to perform two discounted cash flow analyses, one based on the terminal multiple method and the second based on the perpetuity growth method. The Projections are described below in "Item 4.—The Solicitation or Recommendation—Certain Financial Projections."

        In conducting these analyses, Boenning assumed that the Company would perform in accordance with the Projections. The Company does not prepare five-year financial projections as part of its ordinary course budgeting or planning process. Accordingly, Boenning was unable to assess the historical accuracy of previously prepared multi-year financial forecasts when reviewing the Projections provided by the Company. Boenning expresses no opinion as to any financial projections provided or the assumptions on which they are based.

        Perpetuity Growth Method:    Boenning first estimated the terminal value of the Company's projected cash flows by applying a range of perpetuity growth rates Boenning deemed relevant to the Company's projected calendar year 2024 unlevered free cash flows, which growth rates ranged from 1.0% to 3.0%. Boenning calculated projected unlevered free cash flows for the projected calendar years 2020 through 2024, using the Projections, and discounted these cash flows and the terminal value to present values using a range of discount rates of 9.4% to 11.4% based on the Company's estimated weighted average cost of capital. In developing its estimated range of weighted average cost of capital discount rates applicable to the Company, Boenning utilized the Duff & Phelps Cost of Capital Navigator database and the capital asset pricing model ("CAPM") method. Boenning also utilized the Projections and tax net operating loss carry forwards ("NOLs") data and analysis provided by the Company's management to estimate the present value of NOLs that may be available to the Company to offset future income tax obligations. This analysis indicated a range of implied enterprise values that Boenning then converted to a range of implied equity values. When converting implied enterprise values to implied equity values, Boenning included the Company's pension liabilities on its balance sheet as part of total debt. Boenning then divided these implied equity values by applicable fully diluted Shares outstanding amounts determined utilizing the treasury stock method to calculate implied equity values per share ranging from $0.52 to $0.87.

        Terminal Multiple Method:    Boenning first estimated the terminal value of the Company's projected cash flows by applying a range of terminal multiples deemed relevant to the Company's projected 2024 EBITDA, which multiples ranged from 6.4x to 8.4x. Boenning calculated projected unlevered free cash flows for the projected calendar years 2020 through 2024, using the Projections, and discounted these cash flows and the terminal value to present values using a range of discount rates of 9.4% to 11.4% based on the Company's estimated weighted average cost of capital. In developing its estimated range of weighted average cost of capital discount rates applicable to the Company, Boenning utilized the Duff & Phelps Cost of Capital Navigator database and the CAPM method. Boenning also utilized the Projections and NOL data and analysis provided by the Company's management to estimate the present value of NOLs that may be available to the Company to offset future income tax obligations. This analysis indicated a range of implied enterprise values that Boenning then converted to a range of implied equity values. When converting implied enterprise values to implied equity values, Boenning included the Company's pension liabilities on its balance sheet as part of total debt. Boenning then divided these implied equity values by applicable fully diluted Shares outstanding amounts determined utilizing the treasury stock method to calculate implied equity values per Share ranging from $0.80 to $1.11.

        The Merger Consideration of $1.19 per Share can be compared to the implied equity values per Share indicated by this analysis.

Book Value Analysis

        Boenning also observed the Company's value based on its book value of equity, excluding the assets and liabilities associated with the Company. Book value is a traditional method of estimating the potential value of a business and is often used as a "rule of thumb" for valuation comparisons. For purposes of its analysis, Boenning applied an arbitrary range of discounts and premiums to the Company's book value from –20% to +50% to the Company's September 27, 2019 book value. Boenning calculated an implied equity valuation reference range of $0.49 to $0.90 per Share by this method.

        The Merger Consideration of $1.19 per Share can be compared to the implied equity values per Share indicated by this analysis.

52-Week Historical Trading Range

        Boenning reviewed the 52-week trading range of the Company Share prices for the period ending February 7, 2020, which was $0.54 to $0.85 per Share, and compared it to the closing price per Share of common stock of $0.58 as of February 7, 2020 and the Merger Consideration of $1.19 per Share. Boenning noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Boenning. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Boenning believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Boenning with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by Boenning. In arriving at its opinion, Boenning did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Boenning considered the totality of the factors and analyses performed in determining its opinion.

        Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Boenning are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Boenning's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

        As a part of its investment banking business, Boenning and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Boenning was selected to advise the Company with respect to the Offer and the Merger and deliver an opinion to the Board with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company.

        Boenning received a fee from the Company of $10,000 upon execution of the Boenning Engagement Agreement and an additional payment of $20,000 upon its initial presentation to the Board regarding a response to Parent's indication of interest at the meeting of the Board on September 19, 2019. Boenning received a fee of approximately $62,500 in connection with the delivery of its Fairness Opinion ("Opinion Fee"). The Company has agreed to pay Boenning a transaction fee of approximately $250,000, against which the foregoing fees will be credited, upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse Boenning for its expenses incurred in connection with its services, and will indemnify Boenning against certain liabilities arising out of Boenning's engagement.

        Boenning has not had any material relationship with the Company during the past two years in which compensation was received or was intended to be received. Boenning has provided no investment banking services to the Company during the past two years in which compensation was received or was intended to be received. Boenning confirmed to the Company that during the past two years, Boenning has not had any material investment banking relationship with, or received fees from, Parent or Purchaser or any entity known to Boenning to be an affiliate of Parent or Purchaser. Boenning may provide services to Parent or Purchaser in the future (and/or to the Company if the Merger is not consummated), although as of the date of Boenning's opinion, there was no agreement to do so nor any mutual understanding that such services were contemplated. In the ordinary course of their businesses, Boenning and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Financial Projections

        The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings, or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. However, in connection with Boenning's Discounted Cash Flow analysis, the Company's management prepared unaudited, summary financial projections for calendar years 2020 through 2024. The Projections were not prepared with a view toward public disclosure; however, included below is a summary of the Projections, which is being provided to give our shareholders information that was utilized by Boenning in its analysis, reviewed by the Board, and delivered to Mirasol Capital. The Projections reflect numerous estimates and assumptions made by the Company's management team with respect to general business and economic conditions and competitive, regulatory and other future events, as well as matters related specifically to the Company's recent operational performance, contract backlog, management's experience regarding the historical variability of the Company's operating performance and competitive pricing pressure trends, all of which are difficult to predict and inherently subjective and many of which are beyond the Company's control.

Please read the information set forth below under the heading "Important Information About the Financial Projections."

	Projections Summary—Projected Years
($ in millions)	2020	2021	2022	2023	2024
Sales	$33.16	$35.94	$39.11	$32.48	$39.95
Gross profit	11.74	12.25	13.30	9.77	13.05
Operating Income (EBIT)	1.50	1.77	2.57	(1.21)	1.80
Net Income (loss)(1)	$1.19	$1.49	$2.30	$(1.24)	$1.67
Non-GAAP Supplemental Information:
Operating Income (EBIT)	$1.50	$1.77	$2.57	$(1.21)	$1.80
Depreciation and Amortization	0.30	0.30	0.30	0.30	0.30

Unadjusted EBITDA	1.80	2.07	2.87	(0.91)	2.10
Pension Expense Adjustment(2)	0.21	0.20	0.19	0.18	0.17

EBITDA Excluding Pension Expense	$2.01	$2.27	$3.06	$(0.73)	$2.28

(1)
Projected net income (loss) includes the tax shield associated with the projected utilization of the Company's net operating loss carry forwards.

(2)
For purposes of Boenning's analyses related to the Fairness Opinion, the Company's pension related liabilities were considered part of total debt when converting implied enterprise values to implied equity values and vice versa. Accordingly, pension related expenses were excluded from the Company's LTM and projected EBITDA values utilized in Boenning's analyses.

        Management of the Company did not prepare estimates of future periods unlevered free cash flows for use by Boenning. Rather, management provided to Boenning the Projections summarized and described above, from which Boenning calculated unlevered free cash flows for purposes of its Discounted Cash Flow analysis.

Important Information About the Financial Projections

        While the Projections were prepared in good faith and management believes the assumptions on which the Projections were based were reasonable when made, no assurance can be made regarding future events. Because the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The estimates and assumptions underlying the Projections involve judgments with respect to, among other things, future economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties all of which are difficult to predict and many of which are beyond our control, as well as other risks described in our SEC filings, including the our Annual Report on Form 10-K for the year ended December 31, 2018 and our subsequent Quarterly Reports on Form 10-Q. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections do not reflect a complete tax provision analysis. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and Merger are completed.

        The Projections summarized in this section were prepared solely for internal use by the Company and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward- looking statements, or accounting principles generally accepted in the U.S. ("GAAP"). Our management believes the Projections were prepared in good faith and on a reasonable basis based on the best information available to its management at the time of their preparation. The Projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and readers of this Statement are cautioned not to place undue reliance on this information. None of the Projections reflect any synergies or costs related to or that may arise from the Offer or the Merger. Certain of the measures included in the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies. All of the Projections summarized in this section were prepared by, and are the responsibility of, our management, as indicated.

        Tanner LLC ("Tanner"), our independent registered public accounting firm, did not provide any assistance in preparing the Projections and has not examined, compiled, or otherwise performed any procedures with respect to the Projections and, accordingly, Tanner has not expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The Tanner reports incorporated by reference into this Statement relate solely to the historical financial information of the Company. Such reports do not extend to the Projections and should not be read to do so.

        By including in this Statement a summary of the Projections, neither we nor any of our representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projections. We have made no representation to Parent, in the Merger Agreement or otherwise, concerning the Projections. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company, Boenning, or anyone who received the Projections then considered, or now considers, the Projections to be material information of the Company or a reliable prediction of future events, and the Projections should not be relied upon as such.

        The Projections summarized in this section were prepared as of January 21, 2020, prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        The foregoing summary of the Projections is not included in this Statement in order to induce any shareholder of the Company to tender its Shares into the Offer.

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's shareholders are cautioned not to place undue, if any, reliance on the Projections.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        We retained Boenning to act as our financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Boenning delivered the Fairness Opinion as described in "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor."

        We paid Boenning a fee of $10,000 upon execution of the Boenning Engagement Agreement and an additional payment of $20,000 upon its initial presentation to the Board of the value range of our common stock at a meeting of the Board on September 19, 2019. Boenning received a fee of approximately $62,500 in connection with the delivery of its Fairness Opinion. We have also agreed to pay Boenning a transaction fee of approximately $250,000, against which the foregoing payments will be credited, upon consummation of the Offer and the Merger. In addition, we have agreed to reimburse Boenning for its expenses incurred in connection with its services, and will indemnify Boenning against certain liabilities or losses arising out of Boenning's engagement or any related transaction.

        Neither we nor any person acting on our behalf has employed, retained or compensated any person to make solicitations or recommendations to our shareholders on our behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by our directors, officers or employees, for which services no additional compensation will be paid.

Item 6.    Interests in Securities of the Subject Company.

        No transactions with respect to Shares have been effected during the 60 calendar days prior to the date of this Statement by the Company, or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement or as incorporated in this Statement by reference, we are not undertaking or engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of, Shares by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, we, our subsidiaries and our respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal including the payment of a termination fee in the event that we terminate the Merger Agreement in connection with any such proposal that constitutes a Superior Proposal to that of Parent. The information set forth in the Offer to Purchase in Section 11. "—The Merger Agreement; Other Agreements" is incorporated herein by reference.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in first paragraph of this "Item 7. Purposes of the Transaction and Plans or Proposals."

Item 8.    Additional Information.

Golden Parachute Compensation

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

Background

        In this Statement, we are required to disclose any agreement or understanding, whether written or unwritten, between our named executive officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Contemplated Transactions. We have entered into the Amendment to Employment Agreements and the Transaction Bonus Agreements, each of which provides for Merger-related compensation, including severance benefits, payable to our named executive officers. The terms and conditions of these agreements are described under "Item 3.—Arrangements with Directors and Executive Officers of the Company," above, and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

        The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each of our named executive officers that is based upon or otherwise related to the Contemplated Transactions.

        For purposes of calculating the potential payments set forth in the table below, we have assumed: (i) that the Effective Time occurs on February 9, 2020; (ii) that the named executive officer's employment is terminated by the Company without Cause at the Effective Time; (iii) the base salary continuation severance payments are based on each named executive officer's current base salary; (iv) amounts accrued through the assumed termination date will be paid out in accordance with the applicable Executive Employment Agreement, but such amounts are not included in the table below; and (v) that each named executive officer's equity awards held on February 9, 2020 will equal the number of equity awards held by such named executive officer on the closing of the Merger. For additional details regarding the terms of the payments quantified below, see "Item 3.—Arrangements with Directors and Executive Officers of the Company," "Item 3.—Executive Employment Agreements," Item 3.—Transaction Bonus Agreements, " and "Item 3.—Treatment of Options." The amounts shown in the table are estimates only, as the actual amounts that may be paid upon a named executive officer's termination of employment can only be determined at the actual time of such termination.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Jonathan A. Shaw	$163,925	$179,518	$7,676	$395,000	$746,117
Paul L. Dailey	$152,980	$155,427	$7,793	$395,000	$711,200
Kirk D. Johnson	$155,715	$169,993	$14,849	$395,000	$735,557

(1)
Cash.    Represents the value of the cash severance payments payable under the applicable named executive officer's Executive Employment Agreement, as amended by the Amendment to Employment Agreement, which entitles the named executive to receive cash severance payments consisting of (i) six months of base salary continuation, (ii) six months of COBRA payments, and (iii) continued payment of Retention Bonus that would have been earned had the named executive's employment continued for an additional six months following the termination date (provided that the named executive officer signs a release of claims in connection with such termination and continues to comply with all restrictive covenants to which the named executive officer is subject), as described above in the section entitled "—Arrangements with Directors and Executive Officers of the Company." Amounts in subparagraphs "(ii)" and "(iii)" are not included in the "Cash" column, but are reflected in the columns under the headings "Perquisites/Benefits" and "Other," respectively.

(2)
Equity.    Represents the aggregate payments to be made in respect of Options (for which the exercise price is less than $1.19 per Share). Pursuant to the terms of the Merger Agreement, all outstanding Options will be eligible for the treatment described under "Item 3.—Treatment of Options," above. Amounts set forth above represent the Compensatory Award Payments with respect to the portion of the Options that will accelerate in connection with the Merger under the terms of the Merger Agreement (and which represent a "single trigger" arrangement).

(3)
Perquisites/Benefits.    Represents the estimated value of COBRA payments to which each named executive officer may become entitled under his Executive Employment Agreement, as amended by the Amendment to Employment Agreement.

(4)
Other.    Represents the full amount payable to the named executive officer as a Transaction Bonus, payable in one lump sum cash payment on the first regularly scheduled pay date after the end of the Transaction Period (as defined in the Transaction Bonus Agreement) and the Retention Bonus payable to the named executive officer under the terms of the Amendment to Employment Agreement payable each quarter for 24 months commencing following the first three-month period after the Amendment Effective Date.

Control Shares Act

        As a Utah corporation, the Company is subject to the Utah Control Shares Acquisitions Act (Utah Code Ann. § 61-6-1 et seq. the "Control Shares Act"). In general, the Control Shares Act would deny voting rights to any entity or person that acquires "control shares" of a Utah "issuing public corporation" in a "control share acquisition." The Control Shares Act defines an "issuing public corporation" as a corporation that is organized under Utah law and has: (i) 100 or more shareholders; (ii) its principal place of business, its principal officer or substantial assets within the state; and (iii) (a) more than 10% of its shareholders resident in the state; (b) more than 10% of its shares owned by Utah residents; or (c) 10,000 shareholders resident in the state. The Control Shares Act defines a "control share acquisition" as the acquisition, directly or indirectly, by any person of ownership of issued and outstanding control shares. The Control Shares Act further defines "control shares" as shares that, were it not for the Control Shares Act itself, would bring an acquiring entity's or person's shares within any of the following ranges: (A) 20% to 33 1/3%; (B) 33 1/3% to 50%; or (C) 50% or more. Under the Control Shares Act, a corporation's directors may elect to opt out of the Control Shares Act by adopting a provision exempting the corporation's stock in either the Articles of Incorporation or in the Bylaws.

        In connection with the Merger, on February 9, 2020, as permitted by § 61-6-6 of the Control Shares Act, the Board adopted an amendment to the Bylaws that provides that the provisions of the Control Shares Act shall not apply to the Merger Agreement and the Tender and Support Agreements entered into in connection with the Merger. As a result, the Control Shares Act and its restrictions are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

Other Material Information.

Short-Form Merger

        If, Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company (including pursuant to the "Top-Up Option" as provided in the Merger Agreement and summarized in Section 11 of the Offer to Purchase "—The Merger Agreement; Other Agreements"), Purchaser intends to consummate the Merger under the short-form merger provisions of the URBCA without any action by any other shareholder of the Company. The URBCA requires Purchaser to deliver, at least 10 days prior to such merger, a notice and a copy or summary of the Plan of Merger to the Company's shareholders. A copy of such notice is included as Exhibit A of the Offer to Purchase.

        If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser will have to seek approval of the Merger Agreement by the shareholders of the Company. Approval of the Merger Agreement requires the approval of holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser and Parent. Thus, assuming that the Minimum Condition (as defined in the Merger Agreement and summarized in the Summary Term Sheet included in the Offer to Purchaser) is satisfied, upon consummation of the Offer, Purchaser would own sufficient Shares to enable it, without the additional affirmative vote of any other shareholder of the Company, to satisfy the shareholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, the Company has agreed to promptly call and hold a meeting of its shareholders for purposes of voting on the approval of the Merger if a meeting of the Company's shareholders is required under the URBCA to consummate the Merger.

        If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to the URBCA. At the Effective Time of the Merger, all of the then issued and outstanding Shares (other than Shares held by the Company as treasury stock, by any subsidiary of the Company or by Parent, Purchaser or any of their respective subsidiaries or Shares for which the holder thereof properly exercised dissenters' rights) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable tax withholding.

        If the Merger is completed, the Company's shareholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only difference to the shareholders between tendering their Shares and not tendering their Shares in the Offer is that the shareholders will be paid earlier if they tender their Shares in the Offer. However, if the Offer is consummated but the Merger is not completed, the number of the Company's shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

Dissenters' Rights

        Under the URBCA, the Company's shareholders do not have appraisal rights in connection with the Offer, but may have appraisal rights in connection with the Merger if they do not tender their Shares in the Offer. Generally, shareholders of the Company who do not tender their Shares in the Offer and who dissent from the Merger after receiving the notice required by Section 16-10a-1104(f) of the URBCA may be entitled to appraisal of their Shares under Section 16-10a-1330 of the URBCA, provided, that the dissenting shareholder makes proper demand as required by the statute. The notice of Merger to be provided by Purchaser must also include a notice of dissenter's rights and the procedure to be followed by shareholders who desire to dissent from the Merger and demand appraisal of their Shares. A copy of the relevant sections of the URBCA is included as Annex II to this Statement and incorporated herein by reference. Shareholders are encouraged to review such provisions of the Utah Corporate Law as they consider whether or not to tender their Shares in the Offer.

        Any Company shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of the Company, please the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 8, 2019, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2019, filed with the SEC on May 10, 2019, August 7, 2019, and November 12, 2019, respectively.

Legal Proceedings

        There are currently no legal proceedings relating to the Offer or the Merger.

Regulatory Approvals

Antitrust in the United States

        Under the Hart Scott Rodino Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent's or Purchaser's acquisition or ownership of Shares.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 27, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).
(a)(2)
Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9), dated February 27, 2020 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).
(a)(3)
Press Release announcing the signing of the Merger Agreement, issued by Elevate Entertainment Inc. and Evans & Sutherland Computer Corporation on February 10, 2020 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC by Evans & Sutherland Computer Corporation on February 10, 2020).
(a)(4)
Form of notice to employees and email to customers, first used by the Company on February 10, 2020 (incorporated by reference to Exhibit 99.2 to Schedule 14D-9 filed with the SEC by Evans & Sutherland Computer Corporation on February 10, 2020).
(e)(1)
Agreement and Plan of Merger, among Evans & Sutherland Computer Corporation, Elevate Entertainment Inc., and Elevate Acquisition Corporation, dated February 9, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Evans & Sutherland Computer Corporation on February 13, 2020).
(e)(2)
Mutual Non-Disclosure Agreement, effective as of October 21, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation, effective October 21, 2019 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).
(e)(3)
Exclusivity Agreement, dated as of October 21, 2019, between Evans & Sutherland Computer Corporation and Mirasol Capital, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).
(e)(4)
Form of Tender and Support Agreement, dated February 9, 2020, among Elevate Entertainment Inc., Elevate Acquisition Corporation and certain shareholders of the Company (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed by Elevate Entertainment Inc. with the SEC on February 19, 2020).
(e)(5)
Dome Product Purchase Order, effective as of November 27, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).
(e)(6)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Jonathan Shaw.*
(e)(7)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Paul Dailey.*
(e)(8)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Kirk Johnson.*

Exhibit No.	Description
(e)(9)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Jonathan Shaw.*
(e)(10)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Paul Dailey.*
(e)(11)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Kirk Johnson.*
(e)(12)
Form of Indemnification Agreement between Evans & Sutherland Computer Corporation and its executive officers and directors (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on September 2, 2016).
(e)(13)	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Form 10-K filed by the Company with the SEC on April 2, 1988).
(e)(14)	Amendments to Articles of Incorporation (incorporated by reference to Exhibit 3.1.1 to Form 10-K filed by the Company with the SEC on March 30, 1989).
(e)(15)
Certificate of Designation, Preferences and Other Rights of the Class B-1 Preferred Stock of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Form 10-Q filed with the SEC on November 9, 1998).
(e)(16)	Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.2 to Form 10-K filed with the SEC on April 2, 2001).
(e)(17)	Amendment No. 1 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.3 to Form 10-K filed with the SEC on April 2, 2001).
(e)(18)	Amendment No. 2 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on November 31, 2015).
(e)(19)
Amendment No. 3 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on February 13, 2020).
(e)(20)	Form of Compensatory Award Termination Agreement.*
(e)(21)	Evans & Sutherland Computer Corporation 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8, File No 333-104754, filed on April 25, 2004).
(e)(22)	Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan, (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the SEC on May 16, 2014).
(e)(23)
Form of Incentive Stock Option Award Agreement under the Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the SEC on May 16, 2014).
(e)(24)
Form of Non-Qualified Stock Option Award Agreement under the Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the SEC on May 16, 2014).

Exhibit No.	Description
Annex I	Opinion of Boenning & Scattergood, Inc., dated February 7, 2020
Annex II	Part 13 of the Utah Revised Business Corporation Act

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020

Evans & Sutherland Computer Corporation
By:	/s/ JONATHAN SHAW
	Name:	Jonathan Shaw
	Title:	Chief Executive Officer

Annex I

February 7, 2020

Board of Directors
Evans & Sutherland Computer Corporation
770 Komas Drive
Salt Lake City, UT 84108

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of issued and outstanding common stock, $0.20 par value (the "Company Common Shares") of Evans & Sutherland Computer Corporation ("ESCC" or the "Company") of the Transaction Consideration (as defined below) to be received by such holders as a result of the tender offer and merger contemplated by that certain draft Agreement and Plan of Merger dated February 3, 2020 (the "Merger Agreement") among ESCC, Elevate Entertainment Inc. (the "Parent") and Elevate Acquisition Corporation, a wholly-owned subsidiary of Parent ("Merger Sub"). As detailed in the Merger Agreement, Merger Sub will make a tender offer to ESCC stockholders in an amount equal to $1.19 in cash per Company Common Share (the "Offer Price"), and following the consummation of the transactions contemplated by the tender offer, Merger Sub will merge with and into the Company, with ESCC surviving and with the stockholders of ESCC's remaining outstanding Company Common Shares after the tender offer (other than ESCC, its wholly-owned subsidiaries, Parent, Merger Sub or any other wholly-owned subsidiary of Parent) receiving merger consideration per Company Common Share in an amount equal to the Offer Price. In addition, the outstanding vested options to purchase Company Common Shares will be redeemed for cash as set forth in the Merger Agreement. For the purposes of this letter, the term "Per-Share Transaction Consideration" refers to the consideration, equal to the Offer Price on a per-share basis, to be received by a stockholder of Company Common Shares as a result of the transactions contemplated by the Merger Agreement, whether by means of the tender offer or the merger, and the term "Proposed Merger" refers to both the tender offer and the merger contemplated by the Merger Agreement.

        Boenning & Scattergood, Inc., as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, the Company or its affiliates. In the ordinary course of business, we may also actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        We have acted as ESCC's financial advisor in connection with the Proposed Merger and will receive a fee for our service, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach. ESCC has also agreed to indemnify us against certain liabilities arising out of our engagement. We have not been requested to, and did not,

(a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties, other than the Purchaser, with respect to the Proposed Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Proposed Merger, (b) negotiate the terms of the Proposed Merger, or (c) advise the Board of Directors or any other party with respect to alternatives to the Proposed Merger.

        In connection with this Opinion Letter, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed a draft of the Merger Agreement dated February 3, 2020, which, for purposes of this opinion we have assumed, with your permission, to be identical in all material respects to the document to be executed;

  2.
  reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  3.
  reviewed information furnished to us by the Company's management and certain of its representatives and advisors, including certain internal financial analyses, budgets, projections, reports and other information;

  4.
  toured the Company's facilities in Chadds Ford, Pennsylvania on November 4-5, 2019 and Salt Lake City, Utah on November 6-7, 2019;

  5.
  held discussions with certain members of the management and the Board of Directors of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, including recent financial performance, the terms of the Proposed Merger, and related matters;

  6.
  reviewed the current and historical market price and trading volume for the Company's publicly traded common stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

  7.
  reviewed the valuation of the Company implied by the Per-Share Transaction Consideration, as defined in the draft Merger Agreement;

  8.
  reviewed the valuations of publicly traded companies that we deemed to have some relevancy, in certain respects, to the Company;

  9.
  reviewed the financial terms of selected acquisition transactions that we deemed to have some relevancy, in certain respects, to the business of the Company;

  10.
  prepared a discounted cash flow analysis of the Company on a stand-alone basis;

  11.
  reviewed the premiums paid in selected acquisition transactions of publicly traded companies; and

  12.
  conducted such other financial analyses and inquiries and considered such other information and factors as we deemed appropriate.

        Our opinion is given in reliance on information and representations made or given by ESCC, and its officers, directors, counsel, advisors, and other agents, and on filings, releases and other information issued by ESCC, including financial statements, financial projections, and stock price data, as well as certain information from recognized independent sources and databases. We have not independently verified the information concerning the Company, nor other data which we have considered in our review. For purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We express no opinion as to any financial projections or the assumptions on which they are based. We have not considered or evaluated any potential or pro forma expense savings or other financial adjustments identified or estimated by the Company, the Company's advisors, the Purchaser, or the Purchaser's advisors relating to the Proposed Merger. We are not actuaries, lawyers or tax advisors and this opinion does not constitute actuarial, legal or tax advice. We have not conducted any valuation or appraisal of any assets or liabilities of the Company, nor have any such valuations or appraisals been provided to us. We specifically note, we have not conducted any valuation or appraisals of any of the Company's intellectual property, including patents, current or pending, or other intangibles, nor have any such valuations or appraisals been provided to us. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of ESCC since the date of the last financial statements that were made available to us.

        We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements (collectively, the "agreements") are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are satisfied and not waived. Also, in rendering our opinion, we have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents and approvals no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Proposed Merger.

        Our opinion is based upon information provided to us by the management of ESCC and the Company's advisors, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. Our opinion does not address the underlying business decision of the Company to engage in the Proposed Merger. Our opinion is for the information of ESCC's Board of Directors in connection with the Proposed Merger and does not constitute a recommendation to the Board of Directors or the Company's stockholders in connection with the Proposed Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that this Opinion Letter may be referenced and included in its entirety in any filing made by the Company in respect to the Proposed Merger with the Securities and Exchange Commission.

        This Opinion Letter has been approved by Boenning & Scattergood, Inc.'s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by ESCC's officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Proposed Merger by any other stockholders of ESCC. Boenning & Scattergood, Inc. has not had any material investment banking relationship with ESCC or the Purchaser during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning & Scattergood, Inc., on the one hand, and ESCC or the Purchaser, on the other hand. Boenning & Scattergood, Inc. may provide investment banking services to Purchaser in the future, although there is no agreement to do so.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Per-Share Transaction Consideration to be received by the holders of Company Common Shares pursuant to the Proposed Merger, is fair, from a financial point of view, to such holders.

Sincerely,

BOENNING & SCATTERGOOD, INC.

Annex II
Utah Code
Title 16—Corporations
Chapter 10a—Utah Revised Business Corporation Act
PART 13. DISSENTERS' RIGHTS
Sections 1301 through 1331

§16-10a-1301. Definitions.

        For purposes of Part 13, Dissenters' Rights:

  (1)
  "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (2)
  "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

  (3)
  "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

  (4)
  "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

  (5)
  "Interest" means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

  (6)
  "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in Section 16-10a-723.

  (7)
  "Shareholder" means the record shareholder or the beneficial shareholder.

§16-10a-1302. Right to dissent.

  (1)
  A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

  (a)
  consummation of a plan of merger to which the corporation is a party if:

  (i)
  shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

  (ii)
  the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

  (b)
  consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

  (c)
  consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

    (d)
    consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

  (2)
  A shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

  (3)
  Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection (4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

  (a)
  the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

  (b)
  the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

  (c)
  the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

  (4)
  The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

  (a)
  shares of the corporation surviving the consummation of the plan of merger or share exchange;

  (b)
  shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

  (c)
  cash in lieu of fractional shares; or

  (d)
  any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

  (5)
  A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

§16-10a-1303. Dissent by nominees and beneficial owners.

  (1)
  A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters' rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

  (2)
  A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

  (a)
  the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

  (b)
  the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

  (3)
  The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder shall certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters' rights as to all the shares unlimited on the ability to exercise dissenters' rights. The certification requirement shall be stated in the dissenters' notice given pursuant to Section 16-10a-1322.

§16-10a-1320. Notice of dissenters' rights.

  (1)
  If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this part. The notice shall be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders' meeting for which the notice was to have been given.

  (2)
  If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

§16-10a-1321. Demand for payment—Eligibility and notice of intent.

  (1)
  If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

  (a)
  shall cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

  (b)
  may not vote any of his shares in favor of the proposed action.

  (2)
  If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, a shareholder who wishes to assert dissenters' rights may not execute a writing consenting to the proposed corporate action.

  (3)
  In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder shall have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters' rights under Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

  (4)
  A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

§16-10a-1322. Dissenters' notice.

  (1)
  If proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this part.

  (2)
  The dissenters' notice required by Subsection (1) shall be sent no later than 10 days after the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and shall:

  (a)
  state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

  (b)
  state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares shall be deposited;

  (c)
  inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

  (d)
  supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

  (e)
  set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters' notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters' notice required by Subsection (1) is given;

  (f)
  state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

  (g)
  be accompanied by a copy of this part.

§16-10a-1323. Procedure to demand payment.

  (1)
  A shareholder who is given a dissenters' notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

  (a)
  cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

  (b)
  deposit certificates for his certificated shares in accordance with the terms of the dissenters' notice; and

    (c)
    if required by the corporation in the dissenters' notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302.

  (2)
  A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of the corporate action.

  (3)
  A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters' notice, is not entitled to payment for shares under this part.

§16-10a-1324. Uncertificated shares.

  (1)
  Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

  (2)
  In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

§16-10a-1325. Payment.

  (1)
  Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter's shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

  (2)
  Each payment made pursuant to Subsection (1) shall be accompanied by:

  (a)
  (i)    (A)  the corporation's balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

  (B)
  an income statement for that year;

  (C)
  a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

  (D)
  the latest available interim financial statements, if any;

  (ii)
  the balance sheet and statements referred to in Subsection (2)(a)(i) shall be audited if the corporation customarily provides audited financial statements to shareholders;

  (b)
  a statement of the corporation's estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

  (c)
  a statement of the dissenter's right to demand payment under Section 16-10a-1328; and

  (d)
  a copy of this part.

§16-10a-1326. Failure to take action.

  (1)
  If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to Section 16-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

  (2)
  If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters' notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

§16-10a-1327. Special provisions relating to shares acquired after announcement of proposed corporate action.

  (1)
  A corporation may, with the dissenters' notice given pursuant to Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters' rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters' rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of his demand.

  (2)
  An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

§16-10a-1328. Procedure for shareholder dissatisfied with payment or offer.

  (1)
  A dissenter who has not accepted an offer made by a corporation under Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

  (a)
  the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

  (b)
  the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

  (c)
  the corporation, having failed to take the proposed corporate action creating dissenters' rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

  (2)
  A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection (1) within 30 days after the corporation made or offered payment for his shares.

§16-10a-1330. Judicial appraisal of shares—Court action.

  (1)
  If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

  (2)
  The corporation shall commence the proceeding described in Subsection (1) in the district court of the county in this state where the corporation's principal office, or if it has no principal office in this state, Salt Lake County. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located, or, if the domestic corporation did not have its principal office in this state at the time of the transaction, in Salt Lake County.

  (3)
  The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties shall be served with a copy of the petition. Service on each dissenter may be by registered or certified mail to the address stated in his payment demand made pursuant to Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares. Service may also be made otherwise as provided by law.

  (4)
  The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  (5)
  Each dissenter made a party to the proceeding commenced under Subsection (2) is entitled to judgment:

  (a)
  for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

  (b)
  for the fair value, plus interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

§16-10a-1331. Court costs and counsel fees.

  (1)
  The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

  (2)
  The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

  (a)
  against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

  (b)
  against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

  (3)
  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.